Exhibit 99.45

SUPPORT AGREEMENT

THIS AGREEMENT made as of the 14th day of November, 2018.

BETWEEN:

Acreage Holdings, Inc., a corporation continued under the laws of the Province of British Columbia (“Pubco”)

and

Acreage Holdings America, Inc., a corporation incorporated under the laws of the State of Nevada (“USCo”)

and

High Street Capital Partners, LLC, a limited liability company organized under the laws of the State of Delaware (the “LLC”).

RECITALS:

A.	USCo is a wholly-owned subsidiary of Pubco and a member, and the sole manager, of the LLC.

B.	On September 21, 2018, Pubco and the LLC entered into a business combination agreement (the “Business Combination Agreement”) relating to, among other things, certain financing activities and business combinations.

C.	Certain members of the LLC contributed their membership units in the LLC and cash to USCo in exchange for Class A Voting Common Shares of USCo (the “Class A Shares”), Class B Voting Common Shares of USCo and Class C Voting Common Shares of USCo (collectively, the “USCo Shares”).

D.	Immediately prior to entering into this Agreement, the members of the LLC adopted the third amended and restated limited liability company agreement of the LLC (the “A&R LLC Agreement”), pursuant to which (i) USCo was appointed as the sole manager of the LLC, and (ii) the aggregate outstanding Class A Membership Units, Class B Membership Units, Class C Membership Units, Class D Membership Units and Class E Membership Units were recapitalized for common units of the LLC (“Common Units”) which have certain exchange and redemption rights as provided in, and subject to the limitations of, the A&R LLC Agreement (the “Recapitalization”).

E.	As described in the A&R LLC Agreement, Common Units are exchangeable or redeemable for Subordinate Voting Shares of Pubco (the “Pubco Shares”).

F.	Concurrently herewith, the LLC, USCo, and the certain members of the LLC entered into a tax receivable agreement dated as of even date herewith (the “Tax Receivable Agreement”) pursuant to which USCo undertook certain obligations to pay certain sums to the other members of the LLC which are party to such Tax Receivable Agreement upon the occurrence of certain events as stated therein.

G.	In connection with the Business Combination Agreement and the Tax Receivable Agreement, Pubco, USCo and the LLC have agreed to execute a support agreement substantially in the form of this Agreement.

NOW THEREFORE, the parties agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Defined Terms

“Agreement” means this Support Agreement, including all recitals and schedules, as it may be amended, supplemented and/or restated in accordance with its terms. Each term denoted herein by initial capital letters and not otherwise defined in this Agreement has the respective meaning given to it in the A&R LLC Agreement, unless the context requires otherwise.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Including

Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

1.4	No Strict Construction

The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

1.5	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.6	Statutory References

A reference to a statute includes all registrations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

1.7	Date for Any Action

If the date on which any action is required to be taken hereunder by any Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.8	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under U.S. GAAP and all determinations of an accounting nature required to be made shall be made in accordance with U.S. GAAP consistently applied.

ARTICLE 2

COVENANTS OF PUBCO

2.1	Covenants Regarding Common Units Exchangeable or Redeemable for Pubco Shares

So long as any Common Units not owned by USCo, Acreage Holdings WC, Inc. (“USCo2”) or their respective affiliates are outstanding or Common Units are issuable pursuant to the exercise, conversion or exchange of any outstanding securities of the LLC, Pubco will:

(a)	take all such actions and do all such things as are reasonably necessary or desirable to enable and permit the LLC, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption of Common Units by a holder thereof (a “Unitholder”) in respect of each issued and outstanding Common Unit upon a redemption of such Common Unit by the LLC and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit the LLC to cause to be delivered Pubco Shares and/or amounts in cash, as applicable, to the holders of Common Units in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Common Units (if any);

(b)	take all such actions and do all such things as are reasonably necessary or desirable to enable and permit USCo, if it elects to effect an exchange of Common Units directly with the holder thereof, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the exchange of the Common Units by the Unitholder, and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit USCo to cause to be delivered Pubco Shares and/or amounts in cash, as applicable, to the Unitholder in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Common Units (if any);

(c)	upon the election of USCo for Pubco to effect an exchange directly with a Unitholder, take all such actions and do all things as are reasonably necessary or desirable to effect the exchange of Common Units directly with the holder thereof, in accordance with applicable law, including, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to cause to be delivered directly Pubco Shares and/or amounts in cash, as applicable, to the Unitholder in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Common Units (if any); and

(d)	ensure that USCo does not exercise its vote as the manager of the LLC to initiate the voluntary liquidation, dissolution or winding up of the LLC nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of the LLC.

2.2	Reservation of Pubco Shares

Pubco hereby represents, warrants and covenants in favour of the LLC and USCo that Pubco will, at all times while any Common Units (or other rights pursuant to which Common Units may be acquired upon the exercise, conversion or exchange thereof) other than Common Units held by USCo, USCo2 or their respective affiliates are outstanding, authorize for issuance such number of Pubco Shares (or other shares or securities into which Pubco Shares may be reclassified or changed) without duplication: (a) as is equal to the sum of (i) the number of Common Units issued and outstanding from time to time and (ii) the number of Common Units issuable upon the exercise, conversion or exchange of all rights to acquire Common Units outstanding from time to time, in each case, excluding such Common Units and rights held by USCo, USCo2 and any of their respective affiliates; and (b) as are now and may hereafter be required to enable and permit Pubco and its affiliates to meet their respective obligations herein, to enable and permit USCo to meet its obligations under each of the A&R LLC Agreement and the Tax Receivable Agreement with respect to the delivery of Pubco Shares and cash payments contemplated under the Tax Receivable Agreement and to enable and permit the LLC to meet its obligations under the A&R LLC Agreement.

Nothing contained herein shall be construed to preclude Pubco from satisfying its obligations in respect of any redemption or exchange contemplated in Section 2.1 herein by delivery of purchased Pubco Shares (which may or may not be held in the treasury of Pubco) or the delivery of cash pursuant to a redemption or exchange of Common Units. Pubco covenants that all Pubco Shares issued upon such a redemption or exchange will, upon issuance, be validly issued, fully paid and non-assessable.

2.3	Stock Exchange Listing

Pubco covenants and agrees in favour of the LLC and USCo that, as long as any outstanding Common Units (or other rights pursuant to which Common Units may be acquired) are owned by any Person other than USCo, USCo2 or any of their respective affiliates, Pubco will use its reasonable efforts to maintain a listing for Pubco Shares on a stock exchange which is a designated stock exchange within the meaning of the Income Tax Act (Canada) and to ensure that Pubco is a “public corporation” within the meaning of the Income Tax Act (Canada).

2.4	Notification by Pubco of Certain Events

In order to assist USCo and the LLC in complying with their respective obligations hereunder, Pubco will notify the LLC and USCo of each of the following events at the time set forth below:

(a)	promptly, upon the earlier of receipt by Pubco of notice of and Pubco otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings; and

(b)	as soon as practicable upon the split, consolidation, reclassification, recapitalization or other change in the outstanding securities of Pubco and the issuance by Pubco of any Pubco Shares or rights to acquire Pubco Shares (other than the issuance of Pubco Shares and rights to acquire Pubco Shares contemplated in connection with the Business Combination Agreement).

2.5	Notification by the LLC of Certain Events

In order to assist Pubco in complying with its obligations hereunder and to permit USCo and/or Pubco, if USCo so elects, to exercise a direct exchange of Common Units pursuant to the terms of the A&R LLC Agreement, the LLC will notify Pubco and USCo of each of the following events at the time set forth below:

(a)	promptly, upon the earlier of receipt by the LLC of notice of and the LLC otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of the LLC or to effect any other distribution of the assets of the LLC among its members for the purpose of winding up its affairs;

(b)	immediately, upon receipt by the LLC of a request by a Unitholder to redeem such Unitholder’s Common Units, as contemplated in the A&R LLC Agreement; and

(c)	as soon as practicable upon the split, consolidation, reclassification, recapitalization or other change in the outstanding securities of the LLC and the issuance by the LLC of any Common Units or rights to acquire Common Units (other than the issuance of Common Units and rights to acquire Common Units contemplated in connection with the Business Combination Agreement).

2.6	Delivery of Pubco Shares

In furtherance of its obligations under Sections 2.1(a), 2.1(b) and 2.1(c), upon notice from the LLC or USCo of any event that requires the LLC or USCo to cause to be delivered Pubco Shares to any holder of Common Units, Pubco shall forthwith deliver, or cause to be delivered through its transfer agent or otherwise, as the LLC or USCo may direct, the requisite number of Pubco Shares to be received by, or to the order of, the former holder of the surrendered Common Units as the LLC or USCo shall direct, and shall if necessary, and subject to obtaining all necessary shareholder approvals (if any), issue new Pubco Shares for such purpose. All such Pubco Shares shall be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim and encumbrance.

2.7	Listing of Pubco Shares

Pubco will in good faith take all such reasonable actions and do all such things as are reasonably necessary or desirable to cause all Pubco Shares to be delivered hereunder to be listed, quoted or posted for trading on the CSE and any other stock exchanges and quotation systems on which outstanding Pubco Shares have been listed by Pubco and remain listed and are quoted or posted for trading at such time (it being understood that any such Pubco Shares may be subject to transfer restrictions under applicable securities laws). Nothing in this Agreement shall require Pubco to register any securities pursuant to the United States Securities Exchange Act of 1933, as amended, or the United States Securities Exchange Act of 1934, as amended, or to register or qualify any securities for distribution under a prospectus pursuant to any applicable Canadian securities laws or United States federal securities or state “blue sky” laws.

2.8	Proceeds from Public Issuance of Pubco Shares

Except with respect to the issuance of Pubco Shares pursuant to a redemption or exchange contemplated in Section 2.1 herein, the net proceeds received by Pubco from the issuance of Pubco Shares may be contributed by Pubco to USCo in exchange for a number of Class A Shares equal to the number of Pubco Shares issued by Pubco. In the event that only a portion of the net proceeds received by Pubco from the issuance of Pubco Shares are contributed by Pubco to USCo in exchange for Class A Shares, the number of Class A Shares issued to Pubco pursuant its contribution of a portion of such net proceeds shall be equal to the product of: (i) the number of Pubco Shares issued by Pubco; and (ii) the percentage of net proceeds received by Pubco in exchange therefor which are contributed by Pubco to USCo.

2.9	Reimbursement of Expenses

The parties hereto agree that certain actions taken by Pubco will inure to the benefit of USCo, the LLC and the members of the LLC. Therefore, USCo (and, to the extent provided in the A&R LLC Agreement, the LLC) will reimburse Pubco for any reasonable out-of-pocket expenses incurred on behalf of USCo or the LLC, including all fees, expenses and costs of becoming and being a public company (including expenses incurred in connection with public reporting obligations, information circulars, shareholder meetings, stock exchange fees, transfer agent fees, securities commission filing fees and offering expenses, including investment banking, brokerage or finder’s fees) and maintaining its corporate existence.

2.10	Tender Offers

So long as any Common Units not owned by USCo, USCo2 or their respective affiliates are outstanding, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, arrangement, business combination or similar transaction with respect to Pubco Shares (an “Offer”) is proposed by Pubco or is proposed to Pubco or its shareholders and is recommended by the board of directors of Pubco, or is otherwise effected or to be effected with the consent or approval of the board of directors of Pubco, and the Common Units are not redeemed by the LLC or purchased by USCo or Pubco pursuant to the terms of the A&R LLC Agreement, Pubco will use its reasonable efforts in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Common Units (other than USCo, USCo2 and their respective affiliates) to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Pubco Shares, without discrimination. Without limiting the generality of the foregoing, Pubco will use its reasonable efforts in good faith to ensure that holders of Common Units may participate in each such Offer without being required to redeem Common Units as against the LLC (or, if so required, to ensure that any such redemption, shall be effective only upon, and shall be conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer).

2.11	Ordinary Market Purchases

For greater certainty, nothing contained in this Agreement shall limit the ability of Pubco (or any of its subsidiaries, including without limitation, USCo or the LLC) to make ordinary market purchases of Pubco Shares in accordance with applicable laws and regulatory and stock exchange requirements.

ARTICLE 3
PUBCO SUCCESSORS

3.1	Certain Requirements in Respect of Combination, etc.

As long as any outstanding Common Units are owned by any Person other than USCo, USCo2 or any of their respective affiliates, Pubco shall not consummate any transaction (whether by way of reconstruction, recapitalization, reorganization, consolidation, arrangement, merger, amalgamation, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or of the continuing corporation resulting therefrom unless:

(a)	such other Person or continuing corporation (the “Pubco Successor”) by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, before or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by Pubco Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Pubco Successor to pay and deliver or cause to be paid and delivered the same and its agreement to observe and perform all the covenants and obligations of Pubco under this Agreement; and

(b)	such transaction shall be upon such terms and conditions as to substantially preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder or the holders of the Common Units.

3.2	Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the parties, if required by Section 3.1, shall execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Pubco Successor shall possess and from time to time may exercise each and every right and power of Pubco under this Agreement in the name of Pubco or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of Pubco or any officers of Pubco may and shall be done and performed with like force and effect by the directors or officers of such Pubco Successor.

3.3	Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Pubco (other than USCo and the LLC) with or into Pubco or the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of Pubco (other than USCo and the LLC) (provided that all of the assets of such subsidiary are transferred to Pubco or another wholly-owned direct or indirect subsidiary of Pubco) or any other distribution of the assets of any wholly-owned direct or indirect subsidiary (other than USCo and the LLC) of Pubco among the shareholders or members of such subsidiary for the purpose of winding up its affairs, and any such transactions are expressly permitted by this Article 3.

ARTICLE 4
GENERAL

4.1	Term

This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Common Units (or securities or rights convertible into or exchangeable for or carrying rights to acquire Common Units) are held by any Person other than USCo, USCo2 or Pubco or any of their respective affiliates.

4.2	Changes in Capital of Pubco, USCo and the LLC

(a)	In the event of a reclassification, consolidation, split, dividend of securities or other recapitalization of Pubco Shares, the USCo Shares or Common Units, Pubco, USCo and the LLC,

as applicable, shall undertake all actions necessary and appropriate to maintain the same ratios between the number Pubco Shares, the number of USCo Shares and the number Common Units issued and outstanding immediately prior to any such reclassification, consolidation, split, dividend of securities or other recapitalization, including, without limitation, also effecting a reclassification, consolidation, split, dividend of securities or other recapitalization with respect to, as applicable, the Pubco Shares, USCo Shares and Common Units.

(b)	At all times after the occurrence of any event as a result of which Pubco Shares, USCo Shares or Common Units (or any combination of the foregoing) are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Pubco Shares, USCo Shares or Common Units (or any combination of the foregoing) are so changed and the parties hereto shall execute and deliver an agreement in writing evidencing such necessary amendments and modifications.

4.3	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.4	Amendments, Modifications

(a)	Subject to Sections 4.2, 4.3 and 4.5, this Agreement may not be amended or modified except by an agreement in writing executed by the LLC, USCo and Pubco and approved by the holders of a majority of the outstanding Common Units in accordance with the terms of the A&R LLC Agreement and the holders of a majority of the outstanding USCo Shares in accordance with the terms of the articles of incorporation of USCo.

(b)	No amendment or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.5	Ministerial Amendments

Notwithstanding the provisions of Section 4.4, the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the Common Units or the USCo Shares, amend or modify this Agreement for the purposes of:

(a)	adding to the covenants of any or all parties if the manager of the LLC, the board of directors of USCo and the board of directors of Pubco shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Common Units, as a whole other than Pubco and its affiliates;

(b)	making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the manager of the LLC, the board of directors of USCo and the board of directors of Pubco, it may be expedient to make, provided that each such manager or board of directors, as the case may be, shall be of the good faith opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Common Units as a whole other than Pubco and its affiliates; or

(c)	making such changes or corrections which, on the advice of counsel to the LLC, USCo and Pubco, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the manager of the LLC, the board of directors of USCo and the board of directors of Pubco shall be of the good faith opinion that such changes or corrections will not be prejudicial to the interests of the holders of the Common Units as a whole other than Pubco and its affiliates.

4.6	Meeting to Consider Amendments

The LLC, at the request of Pubco, shall submit to the holders of the Common Units a written consent or otherwise call a meeting of the holders of Common Units, and USCo, at the request of Pubco, shall submit to the holders of the USCo Shares a written consent or otherwise call a meeting of the holders of USCo Shares, for the purpose of considering any proposed amendment or modification requiring approval under Section 4.4. Any such meeting or meetings shall be called and held in accordance with the A&R LLC Agreement of the LLC or the articles of incorporation of USCo, as applicable, and all applicable laws.

4.7	Affiliates

It is hereby acknowledged by the parties that references herein to affiliates of Pubco, USCo, USCo2 or the LLC shall not include for the purpose of such references holders of Multiple Voting Shares and Proportionate Voting Shares of Pubco.

4.8	Enurement & Assignment

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that any attempted assignment of the rights and obligations of this Agreement by any party hereto to a third-party shall be null and void ab initio unless the requirements of Article III are satisfied in connection with such assignment.

4.9	Notices to Parties

All notices and other communications between the parties to this Agreement shall be in writing and shall be deemed to have been given if delivered personally or by electronic communication to the parties at the following addresses (or at such other address for any such party as shall be specified in like notice):

(a)	if to Pubco, at:

Attention: Corey Sheahan

Acreage Holdings, Inc.

366 Madison Avenue, 11th Floor

New York, NY 10017

Telephone: 414 248-2769
c.sheahan@acreageholdings.com

(b)	if to the LLC, at:

Attention: Corey Sheahan

Acreage Holdings, Inc.

366 Madison Avenue, 11th Floor
New York, NY 10017
Telephone: 414 248-2769
c.sheahan@acreageholdings.com

(c)	if to USCo, at:

Attention: Corey Sheahan
Acreage Holdings, Inc.

366 Madison Avenue, 11th Floor
New York, NY 10017

Telephone: 414 248-2769
c.sheahan@acreageholdings.com

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by electronic communication shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day or the notice or other communication was sent after 5:00 p.m. (Pacific Time), in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10	Counterparts

This Agreement, may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11	Jurisdiction

This Agreement shall be construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

4.12	Attornment

Each of the parties hereto agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of British Columbia, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction and each of the LLC and USCo hereby appoints Pubco at its registered office in the Province of British Columbia as attorney for service of process.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ACREAGE HOLDINGS, INC.
By:	/s/ Kevin Murphy
Name: Kevin Murphy
Title: Chief Executive Officer

ACREAGE HOLDINGS AMERICA, INC.
By:	/s/ Kevin Murphy
Name: Kevin Murphy
Title: Chief Executive Officer

HIGH STREET CAPITAL PARTNERS, LLC by, Acreage Holdings America, Inc., its sole Manager
By:	/s/ Kevin Murphy
Name: Kevin Murphy
Title: Chief Executive Officer of Acreage Holdings America, Inc., the sole manager of High Street Capital Partners, LLC